VIA EDGAR	October 19, 2015

Re:	Alibaba Group Holding Limited
Form 20-F for the Fiscal Year Ended March 31, 2015
Filed June 25, 2015
File No. 001-36614

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 14, 2015 (the “Comment Letter’), with respect to Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-206575) and the annual report on Form 20-F for the fiscal year ended March 31, 2015 (File No. 001-36614) of Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), and the letter from Simpson Thacher & Bartlett, dated October 19, 2015, responding on behalf of the Company to the Staff’s comment contained in the Comment Letter.

Pursuant to the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have an questions regarding this letter, please contact Daniel Fertig of Simpson Thacher & Bartlett LLP at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Timothy A. Steinert
Timothy A. Steinert
General Counsel and Secretary